

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 26, 2009

Via U.S. Mail and Facsimile (580) 436-7412
Mr. Randy Harp
Chief Operating Officer
Pre-Paid Legal Services, Inc.
One Pre-Paid Way
Ada, Oklahoma 74820

>   RE: **Pre-Paid Legal Services, Inc.**
>   **Form 10-K for fiscal year ended December 31, 2008**
>   **Filed February 27, 2009**
>   **File No. 001-09293**

Dear Mr. Harp:

    We have reviewed your supplemental response letter submitted on EDGAR on October 14, 2009, and have the following additional comments. Where indicated, we think you should revise your Form 10-K in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2008

Item 7. MD&A of Financial Condition and Results of Operations

Key Membership and Associate Productivity Data

1. We note your response to our prior comment five in our letter dated September 25, 2009. Please revise to provide a narrative explanation of the membership data provided in the table. For example, explain the significance and relevance of the data provided in each column of the table. Also, tell us whether the table includes disclosure related to the number of sales associates that maintain a personal membership to vest. If not, please include that data in the table. Finally, please consider revising the table to include an annual breakdown of the number of associates selling one membership, the number of associates selling between one and two

memberships, and those associates selling three or more, as these are important metrics for your annual membership vesting requirements. Provide in the table or by footnote to the table how many of the associates selling three or more memberships did not retain their own membership but yet vested by virtue of personally selling three or more memberships per quarter. Refer to our prior comment 12 in our letter dated August 11, 2009.

Item 13. Certain Relationships and Related Transactions, and Director Independence

2. Please clarify whether your related party share repurchases were subject to your policies and procedures for the review, approval, or ratification of related party transactions and, if so, whether such review and approval was conducted. For example, we note from your disclosure that your audit committee approved the share repurchase from Randy Harp, but it is not clear whether the repurchase was first disclosed in writing to the entire Board. Discuss how the terms of the transactions between the company and the related parties involved in the share repurchase program are determined and whether you believe that such terms are no less favorable than terms generally available to an unaffiliated third party. In addition, please file as an Exhibit the letter agreement executed by Idoya Partners and the Company's CEO or tell us why you do not believe you are required to file it under Item 601(b)(10)(ii)(A) of Regulation S-K.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me, at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director